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09041114

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36221

SEC Mail Processing Section

JUN 2 3 2009

Washington, DC
122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) AND ENDING 04/30/09 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: Schembra Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Shelter Cove Plaza, Suite P
(No. and Street)

Hilton Head Island	South Carolina	29928-3546
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan (312) 431-0014
(Area Code-Telephone No)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

SEC 1410(06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory R. Rich, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Schembra Securities, Inc., as of April 30, 2009, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Notary Public

OFFICIAL SEAL
JACQUELINE LUCENTE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/28/13

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Stockholder's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[x] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Schembra Securities, Inc.
Hilton Head Island, South Carolina

We have audited the accompanying statement of financial condition of Schembra Securities, Inc. (a South Carolina Corporation) as of April 30, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schembra Securities, Inc. as of April 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
June 4, 2009

Schultz & Chez, LLP

Schembra Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2009

ASSETS		
Cash in bank	$	12,970
TOTAL ASSETS	$	12,970
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses	$	740
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100,000 shares authorized, 8,000 shares issued and outstanding		8,000
Paid-in capital		66,018
Accumulated deficit	(	61,788)
Total stockholder's equity		12,230
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,970

See accompanying notes.

Schembra Securities, Inc.

STATEMENT OF OPERATIONS

YEAR ENDED APRIL 30, 2009

REVENUES	
Commissions	$ -
	-
EXPENSES	
Professional	28,355
Dues and fees	4,345
Miscellaneous	5,051
TOTAL EXPENSES	37,751
NET LOSS	$ (37,751)

See accompanying notes.

Schembra Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2009

	Number of Shares	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, April 30, 2008	8,000	$ 8,000	$ 35,018	$ (24,037)	$ 18,981
Contributions	-	-	31,000	-	31,000
Net loss	-	-	-	(37,751)	(37,751)
Balance, April 30, 2009	8,000	$ 8,000	$ 66,018	$ (61,788)	$ 12,230

See accompanying notes.

Schembra Securities, Inc.

STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2009

OPERATING ACTIVITIES	
Net loss	$ (37,751)
Adjustment to reconcile net income to net cash used in operating activities:	
Increase in accrued expenses	540
NET CASH USED IN OPERATING ACTIVITIES	(37,211)
FINANCING ACTIVITIES	
Contributions	31,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	31,000
NET DECREASE IN CASH	(6,211)
CASH - APRIL 30, 2008	19,181
CASH - APRIL 30, 2009	$ 12,970

Supplemental Cash Flow Information
- Cash payments for interest and income taxes during the period totaled $0.

See accompanying notes.

Schembra Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2009

1. DESCRIPTION OF BUSINESS

Schembra Securities, Inc. (the "Company") is a registered securities broker/dealer primarily engaged in the underwriting of real estate securities on an agency basis for issuers of such securities. The Company forwards all funds received to the issuers of securities, and all securities received to the investors.

The Company is a member of the National Association of Securities Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Underwriting fee income is recorded when transactions between customers (investors) and issuers are completed and the funds are distributed.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

All of the Company's financial instruments are carried at fair value or amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

3. INCOME TAXES

At April 30, 2009, the Company's net operating loss available for carryforward to offset future taxable income and tax liabilities for income tax reporting purposes is approximately $38,000 and expires in 2029.

4. REGULATORY MATTERS

As a broker dealer, the Company is subject to the minimum capital requirements adopted and administered by the Securities and Exchange Commission ("SEC"). At April 30, 2009, the Company had net capital, as defined by the SEC, of $12,230 which was $7,230 in excess of the $5,000 capital required under SEC Rule 15c3-1.

5. *FAIR VALUE*

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS157). FAS157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurement. FAS157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

The adoption of FAS 157 did not have a material impact on the Company's financial statements.

6. *CONCENTRATION OF CREDIT RISK*

At April 30, 2009, the Company had no significant credit concentration. The Company has established an escrow trust account at The Bank of New York ("BONY") to hold customers earnest money deposits. The funds are made payable directly to BONY and are distributed upon closing. The Company does not have any access to or control of these funds. The balance in this account at April 30, 2009 was $3,000.

SUPPLEMENTARY INFORMATION

Schembra Securities, Inc.

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1

APRIL 30, 2009

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	12,230
Less: Non-allowable assets		-
NET CAPITAL BEFORE HAIRCUTS		12,230
Haircuts		-
NET CAPITAL	$	12,230
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
EXCESS NET CAPITAL	$	7,230
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness - specified liabilities	$	740
Total Aggregate Indebtedness	$	740
Ratio of aggregate indebtedness to net capital		<1:1

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

Schembra Securities, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

APRIL 30, 2009

These schedules are not applicable as Schembra Securities, Inc. is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Schembra Securities, Inc."

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder of
Schembra Securities, Inc.
Hilton Head Island, South Carolina

In planning and performing our audit of the financial statements of Schembra Securities, Inc. (a South Carolina Corporation) for the year ended April 30, 2009, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Schembra Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's

financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at April 30, 2009 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended April 30, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2009, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Chicago, Illinois
June 4, 2009

Schembra Securities, Inc.
(A South Carolina Corporation)

REPORT PURSUANT TO RULE X-17A-5(d)

YEAR ENDED APRIL 30, 2009